UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Directorate change

SHELL PLC

BOARD COMMITTEE CHANGES

July 30, 2026

Audit and Risk Committee Changes

Shell plc (the "Company") announces that, having served for more than eight years as a member of the Audit and Risk Committee ("ARC"), including seven years as its Chair, Ann Godbehere will step down as Chair and a member of the ARC with effect from August 1, 2026.

Holly Keller Koeppel, a Non-executive Director of the Company and a member of the ARC, has been appointed as Chair of the ARC with effect from August 1, 2026.

This notification is made in accordance with UKLR 6.4.6R.

Enquiries
Shell Media Relations
International, UK Press: +44 (0)20 7934 5550

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 30, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary